UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of
November 2022

RADA ELECTRONIC INDUSTRIES LIMITED
(Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

RADA ELECTRONIC INDUSTRIES LTD.

Expected Closing Date of Leonardo DRS Merger

RADA Electronic Industries Ltd. (“RADA”) hereby announces that the expected closing date of the transactions contemplated under the Agreement and Plan of Merger by and among RADA, Leonardo DRS, Inc. and Blackstart Ltd, dated June 21, 2022, as amended (submitted to the Securities and Exchange Commission on September 14, 2022 as Annex A of Exhibit 99.1 of RADA’s Form 6-K), is November 28, 2022.

Cautionary Statement Regarding Forward-Looking Statements

Information provided in this Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the RADA’s and DRS’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their business and industry, management’s beliefs and certain assumptions made by RADA and DRS, all of which are subject to change. The forward-looking statements include, but are not limited to, statements about RADA’s ability to obtain tax rulings from the ITA, and, in some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “potentially”, “continue,” “could”, “seek,” “see”, “would”, “might”, “continue”, “target” or the negative of these terms or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond RADA’s control. Although such statements are based on RADA’s own information and information from other sources RADA believes to be reliable, you should not place undue reliance on them and caution must be exercised in relying on forward-looking statements. These statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the risk that the transaction may not be completed on anticipated terms and timing, in a timely manner or at all, which may adversely affect RADA’s or DRS’s respective business; uncertainties as to the timing of the consummation of the transaction and the potential failure to satisfy the conditions to the consummation of the transaction, the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, the effect of the announcement or pendency of the transaction on the RADA’s or DRS’s respective business relationships, operating results, and business generally, litigation related to the Merger or otherwise and other risks and uncertainties affecting RADA, DRS and the Merger, including those described from time to time under the caption “Risk Factors” and elsewhere in DRS’s SEC filings and reports, including DRS’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and Quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2022 and RADA’s Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov. SEC filings for RADA are available on RADA’s website at https://www.rada.com/investors. We assume no obligation to update any forward-looking statements, which apply only as of the date of this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADA Electronic Industries Ltd.
(Registrant)

By:	/s/ Dov Sella
Dov Sella
Chief Executive Officer

Date: November 25, 2022